

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

<u>Via E-mail</u>
Kenneth S. Cragun
Chief Financial Officer and Secretary
Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618

     Re: Local.com Corporation
             Form 8-K
             Filed March 22, 2012
             File No. 001-34197

Dear Mr. Cragun:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Stephen G. Krikorian

                        Stephen G. Krikorian
                        Accounting Branch Chief